11016790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC

SEC FILE NUMBER
8- 67396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEDGE ALTERNATIVES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Avenue of the America, 7th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Trefz (212) 730-9052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Trefz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedge Alternatives LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR
Title

Notary Public

JESSICA CHU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6229043
Qualified in New York County
My Commission Expires 10/4/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE ALTERNATIVES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

WEDGE ALTERNATIVES LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Wedge Alternatives LLC

We have audited the accompanying statement of financial condition of **Wedge Alternatives LLC** (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wedge Alternatives LLC** as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2011

WEDGE ALTERNATIVES LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2010
ASSETS	
Cash	$ 226,419
Receivable from affiliate	61,104
Receivable from Parent	16,437
Prepaid expenses	4,920
Lease deposit	4,000
Total assets	$ 312,880
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 16,682
Deferred income taxes payable	18,226
Total liabilities	34,908
Member's equity	277,972
Total liabilities and member's equity	$ 312,880

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2010
Revenues	
Service fees	$ 264,425
Expenses	
Employee compensation and benefits	112,115
Rent	58,323
Professional fees	30,172
Consulting fees	17,845
Travel and entertainment	8,403
Telephone	5,773
Regulatory fees	1,668
Office and other expenses	4,201
Depreciation	394
Insurance	2,821
Total expenses	241,715
Net income before income taxes	22,710
Provision for deferred income taxes	1,501
Net income	$ 21,209

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2010
Balance, January 1, 2010	$ 256,763
Net income	21,209
Balance, December 31, 2010	$ 277,972

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2010
Cash flows from operating activities	
Net income	$ 21,209
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	394
Deferred income taxes payable	14,642
Changes in assets and liabilities:	
Office equipment	1,526
Receivables from affiliate	(35,473)
Receivable from Parent	(33,230)
Prepaid expenses	(3,362)
Lease deposit	41,664
Accounts payable and accrued expenses	6,666
Net cash provided by operating activities	14,036
Net change in cash	14,036
Cash, beginning of year	212,383
Cash, end of year	$ 226,419

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Wedge Alternatives LLC (the "Company") is a Delaware limited liability company formed on February 22, 2006 and is wholly owned by Wedge Alternatives (USA) Inc. (the "Parent"). On March 12, 2007, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's broker dealer activity consisting of providing private placements of securities. The Company also provides certain administrative services for Wedge Alternatives, Inc. (pursuant to an administration services agreement). Wedge Alternatives Inc. (a British Virgin Islands Corporation) is the sole shareholder of the Parent.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Fees

Service fees are recognized when earned.

Depreciation

Depreciation expense for the year ended December 31, 2010 was $394. Depreciation expense was computed using the straight line method over the useful lives (3-5 years) of the respective assets.

Deferred Income Taxes

Deferred tax assets and liabilities are measuring using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The differences are primarily due to carry over of net operating losses from the prior year and the use of the cash method of accounting for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income of the Company is taxed on the Parent's respective returns.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

2. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for federal, state and local income tax purposes. The Company records its share of federal, state and local income taxes resulting from its operations. The following is a detail of income tax expense:

Federal	
Current	$ -
Deferred	1,021
	1,021
State and city	
Current	-
Deferred	480
	480
Total	$ 1,501

3. Related Party Transactions

The Company has an administration services agreement with Wedge Alternatives Inc. whereby the Company provides support and administrative services and is reimbursed at a rate of 110% of its costs and expenses.

For the year ended December 31, 2010, the Company earned $264,425 pursuant to the agreement and as of December 31, 2010, $61,104 is owed by Wedge Alternatives Inc. to the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company had net capital of $209,737, which was $204,737 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

5. Subsequent Events

The Company has evaluated subsequent events to potential recognition and disclosure and had not identified any additional subsequent events that required adjustments or disclosure in these financial statements.

WEDGE ALTERNATIVES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2010
Total member's equity		$ 277,972
Deductions		
Non-allowable assets:		
Receivable from affiliate	$ 61,104	
Receivable from Parent	16,437	
Prepaid expenses	4,920	
Lease deposit	4,000	
		86,461
Tentative net capital		191,511
Add deferred income taxes payable		18,226
Net capital		$ 209,737
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 16,682
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 204,737
Percentage of aggregate indebtedness to net capital		7.95%
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 209,131
Due to Parent - income taxes		606
Net capital per above		$ 209,737
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report		$ 17,288
Aggregate indebtedness, as reported herein		$ 16,682

WEDGE ALTERNATIVES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
Wedge Alternatives LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Wedge Alternatives LLC** (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2011